As filed with the Securities and Exchange Commission
                      on December 11, 1996
=======================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                       -------------------

                         SCHEDULE 14D-1
                     TENDER OFFER STATEMENT
(PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 9)
                               AND
                           SCHEDULE 13D
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 22)

                        Loctite Corporation
                     (Name Of Subject Company)

                        HC Investments, Inc.
                            Henkel KGaA
                             (Bidders)

                       -------------------

             COMMON STOCK, PAR VALUE $0.01 PER SHARE
        (Including Any Associated Stock Purchase Rights)
                  (Title of Class of Securities)

                            540137 10 6
               (CUSIP Number of Class of Securities)
                       -------------------
                         Dr. Karl Gruter
                            Henkel KGaA
                         Henkelstrasse 67
                        D-40191 Dusseldorf
                              Germany
                          49-211-797-2137
           (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Bidder)
                        -------------------
                          With a copy to:
                      William A. Groll, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                         One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000

=======================================================================

      HC Investments, Inc. and Henkel KGaA hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on November 6, 1996, as amended on December 5, 1996, with respect to the offer by HC Investments, Inc. to purchase all outstanding shares of Common Stock, par value $0.01 per share, of Loctite Corporation, a Delaware corporation, including the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $61.00 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 9. This amendment also amends and supplements the Schedule 13D of Purchaser with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 1.    SECURITY AND SUBJECT COMPANY.

Item 1(c) of the Statement is hereby amended and supplemented by adding thereto the following:

      The high sales price for the Shares through December 5, 1996 was 61 7/8 and not 60 7/8 as previously described in the section entitled "THE AMENDED OFFER - Price Range of the Shares; Dividends" of the Supplement. Stockholders are urged to obtain current market quotations for the Shares.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
           SUBJECT COMPANY.

Item 3(b) of the Statement is hereby amended and supplemented by adding thereto the following:

      On December 11, 1996, Purchaser issued a press release announcing that it was correcting certain references to the Private Securities Litigation Reform Act of 1995 in the Supplement, dated December 6, 1996 (the "Supplement"), to the Offer to Purchase. The discussion of certain forward-looking information contained in the Supplement incorrectly referenced the safe harbor for forward-looking information contained in the Private Securities Litigation Reform Act of 1995. The safe harbor contained in the Private Securities Litigation Reform Act is not applicable to transactions such as the Offer and, therefore, is not applicable to the publication of the forward-looking information contained in the Supplement.

      The projections contained in the Supplement are forward-looking statements that involve risks and uncertainties and the Company does not as a matter of course make public projections as to future performance or earnings. Such information was included in the Supplement for the limited purpose of giving Loctite stockholders access to Company financial projections that had been made available to Parent and Purchaser. Such information was prepared by Loctite management for internal use and was not prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The inclusion of the projections in the Supplement was not, and should not be regarded as, an indication that any of the Company, Purchaser, Parent or any other person who received such information considers it an accurate prediction of future events. None of the Company, Purchaser or Parent intends to update, revise or correct such projections if they prove to be inaccurate (even in the short term). A copy of the December 11 press release is included as exhibit (g)(11) hereto and the information contained therein is incorporated herein by reference.

ITEM 10.   ADDITIONAL INFORMATION.

Item 10(f) of the Statement is hereby amended and supplemented by adding thereto the following:

      Clause (2) of the introductory paragraph to the revised conditions to the Offer contained in the section entitled "THE AMENDED OFFER - Amendments to Certain Conditions of the Offer" of the Supplement is hereby amended to read in its entirety as follows:

      "(2) at any time on or after the date of the Offer to Purchase, and prior to the Expiration Date, any of the following events or conditions exist:"

      As a result of the foregoing amendment, Purchaser cannot assert any of the conditions set forth in the section entitled
"THE AMENDED OFFER - Amendments to Certain Conditions of the
Offer" of the Supplement after the Expiration Date.


ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

Item 11 of the Statement is hereby amended to add the following exhibit:

(g)(11)      Press Release dated December 11, 1996.

                             SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: December 11, 1996

                             HC INVESTMENTS, INC.


                             by  /s/ Ernest G. Szoke
                               ----------------------------
                               Name: Ernest G. Szoke
                               Title: Secretary



                             HENKEL KGaA


                             by  /s/ Lothar Steinebach
                               ----------------------------
                               Name: Lothar Steinebach
                               Title: Vice President

                             by /s/ Petra Hammerlein
                               ----------------------------
                               Name: Petra Hammerlein
                               Title: Senior Counsel

                           EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
(g)(11)        Press Release dated December 11, 1996.